January 15, 2025

Matthew Field
Chief Financial Officer
Joby Aviation, Inc.
333 Encinal Street
Santa Cruz, CA 95060

        Re: Joby Aviation, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-39524
Dear Matthew Field:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing